					Exhibit 12

SOUTH JERSEY GAS COMPANY
Calculation of Ratio of Earnings from Continuing Operations to Fixed Charges
(IN THOUSANDS)

	Fiscal Year Ended December 31,

	2005	2004	2003	2002	2001

Net Income*	$34,547	$31,462	$26,608	$23,222	$21,527

Income Taxes, Net	25,185	22,969	19,619	17,372	15,693

Fixed Charges**	19,317	18,639	19,868	20,972	23,409

Capitalized Interest	(1,161)	(733)	(564)	(359)	(221)

Total Available for Coverage	$77,888	$72,337	$65,531	$61,207	$60,408

Total Available	4.0x	3.9x	3.3x	2.9x	2.6x
Fixed Charges

* Net Income before Discontinued Operations

** Fixed charges consist of interest charges and preferred
dividend requirement amounting to $45,000 in 2005 and $135,000 in 2004 ( rentals are not material).